Ideanomics, Inc.
55 Broadway, 19th Floor

New York, NY 10006

September 6, 2019

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C., 20549

Attention:	Kathryn Jacobson
Robert Littlepage
Paul Fischer
Celeste Murphy

Re:	Ideanomics, Inc.
Form 10-K for the Year Ended December 31, 2018 Filed April 1, 2019
Form 10-Q/A for the Quarter Ended March 31, 2019 Filed July 16, 2019
File No. 001-35561

Dear Mr. Fischer and Ms. Murphy:

On behalf of Ideanomics, Inc., a Nevada corporation (the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter on August 9, 2019 (the “Comment Letter”) with respect to the Company’s above referenced Forms.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Registration Statement.

Form 10-Q/A for the Quarter Ended March 31, 2019

Note 1. Nature of Operations and Summary of Significant Accounting Policies Digital Currency, page 11

1.	We note your response to comment six and your statement that there are "no underlying assets associated with GTB and ownership of GTB does not represent a right to access GD's platform." Please help us reconcile this representation with your March 19, 2019 press release which reported that GT Dollar has been underwriting its tokens with asset- backed collateral, including real estate, airlines, insurance as well as regional bank clearance and acceptance, to launch consumer loyalty programs for those using GT Dollar when it initially launched." Refer to your press release at https://www.prnewswire.com/news-releases/ideanomics-signs-digital-asset-management- services-agreement-with-singapores-gt-dollar-and-thai-setaku-insurance-300814769.html.

Additionally, it does not appear that Asia EDX Exchange (Https://asiaedx.com) has a functioning website or that it is operational. Please advise us.

In response to Staff’s comments, the Company confirm the disclosure in 10-Q is correct. In the press release on March 19, 2019, the Company expressed the vision that GT Dollar is considering to take GTB into the next level - asset-backed token with the assistance from Ideanomics. However, GTB is not asset-backed token yet, it is more akin to cryptocurrency at this stage.

GTB has been actively trading on Asia EDX Exchange (www.asiaedx.com).

2.	We also note per Exhibit 10.14 of the Form 10-Q filed May 2, 2019 that Thai Setaku Insurance is a counterparty to your Service Agreement with GT Dollar. Please disclose its role and its respective rights and obligations in connection with the subject agreement.

In response to Staff’s comments, Thai Setaku Insurance is the subsidiary of GT Dollar. Ideanomics will provide the services stated in Clause 1.2 to GT Dollar, including its subsidiary Thai Setaku Insurance's activities. Thai Setaku Insurance is the party who is going to receive the service from Ideanomics, but does not have any obligation for the payments. GT Dollar has the obligation to pay the service fee to Ideanomics.

Note 3. Revenue

Digital asset management service with GTD, page 13

3.	We note your response to comment seven. Please tell and disclose us how you adjusted the Black-Scholes option pricing model to value the GT tokens. In particular, please disclose how you determined the surrogate inputs to the model such as the option strike price and the current stock price.

In response to Staff’s comments, we employed a Black-Scholes Put Option Model (“BSPOM”) in order to determine a Discount for Lack of Marketability (“DLOM”) of approximately 76.0%. For financial reporting purposes, put option pricing models are commonly-employed to serve as a proxy for the lack of marketability. The basic rationale here is that if one holds restricted or non-marketable stock and purchases a put option to sell those shares at a market price, the holder has, in effect, purchased marketability for those shares. Thus, the price of a put option represents a measure of the DLOM.

In the present context, and based upon the BSPOM inputs, as disclosed below, a put option price of $0.76 per share was determined. That put option price divided by an assumed stock price of $1.00 per share yields a DLOM of approximately 76.0%. A key valuation driver in the BSOPM is the estimated volatility ratio. In general, the higher the volatility, the higher the put option value and, in turn, the higher the indicated DLOM. Converse circumstances apply as well.

The underlying inputs in our BSPOM are summarized as follows: (i) an assumed a stock price equal to $1.00 per share; (ii) an assumed a strike price (or exercise price) equal to the stock price (i.e., “at-the-money”); (iii) an estimated volatility ratio giving due consideration of the quoted stock prices indicated for similar token exchanges in Singapore; (iv) an expected term (or holding period) for the put option estimated at 3.0 years; (v) no expected dividends (equating to a 0.0% dividend yield); and, (vi) a risk-free rate of 2.25%, corresponding to a 3.0 year U.S. Treasury Yield as of the valuation date of 04/26/2019.

It is noted that the stock price used in our BSPOM was stated at an assumed level of $1.00 per share. For all intents and purposes, any stock price per share could be inserted into the BSPOM thereby yielding the same DLOM % result, all other assumptions being equal.

4.	Please disclose in greater detail the nature of the GT digital currency. Clarify whether a GTB token as referenced in your response is the same as a GT token as referenced in your service agreement. Also, disclose whether it is convertible into a fixed or variable amount of conventional currency and whether you will be able to use it freely in commerce in exchange for goods and services, both within and away from the GT Dollar platform.

In response to the Staff’s comments, GTB token referenced in the response is the same as a GT token as referenced in the service agreement. GTB was built as a functional cryptocurrency that facilitates digital payments in a trustless fashion, reducing the cost of transactions between consumers and companies. GTB can be used in exchange for goods and services provided by merchants who accepts the GTB.

Note 6. Accounts Receivable, page 15

5.	We note your response to comment five and your revised disclosure. Considering that most of your receivables exceed 180 days, please tell us why you have experienced significant payment delays and what amounts you received (if any) subsequent to your first quarter. Tell us whether contract provisions limit your exposure to credit risk and whether you have an enforceable right to payment. If not, tell us the factors you considered in determining their collectability apart from oral promises.

In response to Staff’s comments, we experienced payment delays due to we are in the process of reopening the bank account. The customers are not able to pay us until the our new bank account is opened. We do have enforceable rights to the payments, and we received written promise from our customers to promise the payments once our bank account is opened, which is estimated to be completed in the second half year of 2019.

Note 14. Related Party Transactions(b) Transactions with GTD

Disposal of Assets in exchange of GTB, page 21

6.	We note your response to comment nine. Tell us how to reconcile the significant variance between the resultant value of $3.76 per token in the revenue arrangement and $16.32 per token received in the non-monetary exchange. In this regard, we note that you received the tokens in connection with contemporaneous transactions involving the same counterparty.

Additionally, tell us the third party valuation report's basis for its expected cash flows assumptions underlying the income approach which it used to determine the fair value of the licensed content. In this regard, we note that you have not earned income or generated cash flows from such license during the past two years.

In response to Staff’s comments, we confirm that the Company received GTB for two different transactions from the same party. However, based on the following reasons, we believe that our valuation is reasonable and the differences are derived from the nature and the economic substance of the transactions since the ultimate value cannot be determined until we enter into the transactions to settle GTB in the future.

1. As mentioned in our response dated July 16,2019, we used our best estimates based on available market information and accounting guidance.

2. The Company intends to utilize certain GTB for our Wecast business and/or use GTB as a mean to settle other transactions.

3. The management took the prudent approach to recognize revenue by considering all the risks (including time factors) and uncertainty in the valuation of GTB so our operating results will not be affected significantly due to non-controlling factors derived from GTB.

4. One of the reasons that GTD, our minority shareholder, was willing to pay more GTB for our services is due to their need for our uniquely qualified expertise to design and promote GTB markets.

5. We also don’t believe it is reasonable and in accordance with relevant guidance if we recognize a gain from a non-monetary exchange as we discussed in the response dated July 16,2019.

6. the Company will test the impairment of the GTB annually and more frequently if events or circumstances change that indicate that it’s more likely than not that the asset is impaired (i.e., if an impairment indicator exists).

With respect to licensed content, the third party valuation report’s basis is as follows:

“In our opinion, for the valuation of the license content (“Intellectual Property”) belonging to IDEX, the market approach and cost approach are inappropriate. Firstly, the market approach requires market transactions of comparable assets as an indication of value. However, our research shows that there is no recent record of any transactions on which conclusions can be drawn as a reference of market approach. Therefore, we believe that market approach is inappropriate for this exercise due to lack of readily available relevant information which can be used as a reliable benchmark. The cost approach does not directly incorporate information about the economic benefits contributed by the Intellectual Property. Thus, the cost approach is also considered to be inappropriate. We have therefore relied solely on the income approach in determining our opinion of value for the Intellectual Property.”

The Company has put all the available resources on our Wecast business development and therefore, we did not generate revenue from YOD business in 2018. As of December 31, 2018 (valuation date), the Management has been in discussion on the possibility to incorporate license content to our Wecast business or renegotiate with our strategic partners to better utilize our license content to generate more revenue in the future, and therefore, the management assumed that it will generate revenue with this strategy.

Selling, general and administrative Expenses, page 33

7.	We note that on February 12, 2019, you entered into separate covenants not to sue with certain individuals. Please disclose the significant terms of these agreements, including but not limited to payable consideration of $800,000 in the aggregate, and how you accounted for them in the financial statements. Refer to Exhibits 10.11, 10.12, and 10.13 of the Form 10-Q filed on May 2. 2019 and the Form 8-K filed on February 26, 2019.

In response to Staff’s comments, these agreements are separation letters with general terms and already disclosed payments and payable in Note 13 (d) severance payment on page 42 (see below).

Note 13 (d) Severance payments

On February 20, 2019, the Company accepted the resignation of our former Chief Executive Officer, former Chief Investment Officer and former Chief Strategy Officer and agreed to pay approximately $837,000 in total for salary, severance and expenses. The Company paid $637,000 in the first quarter of year 2019 and recorded $200,000 in other current liabilities on our consolidated balance sheet as of March 31, 2019.

Correspondence Filed July 16, 2019 Letter Header, page 1

8.	Please resubmit your correspondence dated July 16, 2019 to remove the official SEC letterhead and the signature line referencing the Division of Corporation Finance Office of Telecommunications on pages one and seven respectively.

In response to Staff’s comments, the Company resubmitted the response dated July 16 2019 to remove the official SEC letterhead and the signature line referencing the Division of Corporation Finance Office of Telecommunications on pages one and seven respectively. We kept the original submission date July 16 2019.

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Should you have any further questions or comments regarding the captioned filings and/or this letter, please direct them to me at (212) 206-1216 or William N. Haddad, Esq. of Venable LLP, counsel to the Company at (212) 503-9812.

Very truly yours,

/s/ Alfred Poor

Alfred Poor

Chief Executive Officer

cc: William N. Haddad, Esq., Venable LLP